Exhibit 12.4

Atlantic City Electric Company

		For the Year Ended December 31,
	Six Months Ended June 30, 2012	2011	2010	2009	2008	2007
	(millions of dollars)
Net income	$16	$39	$53	$41	$64	$60

Income tax expense	8	33	43	17	30	41

Fixed charges:
Interest on long-term debt, amortization of discount, premium and expense	36	71	66	69	64	66
Other interest	2	3	3	3	3	3

Total fixed charges	38	74	69	72	67	69

Income before income tax expense and fixed charges	$62	$146	$165	$130	$161	$170

Ratio of earnings to fixed charges	1.63	1.97	2.39	1.81	2.40	2.46

Total fixed charges, shown above	38	74	69	72	67	69
Preferred dividend requirements adjusted to a pre-tax amount	—	—	—	—	—	1

Total fixed charges and preferred dividends	$38	$74	$69	$72	$67	$70

Ratio of earnings to fixed charges and preferred dividends	1.63	1.97	2.39	1.81	2.40	2.44